UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 8)1

I.D. Systems, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

449489103

(CUSIP Number)

Mr. Charles Frumberg

Emancipation Capital

299 Park Avenue, 21st Floor

New York, New York 10171

(212) 605-0661

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

October 3, 2019

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 449489103

1	NAME OF REPORTING PERSON

Emancipation Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

New York
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		0
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

OO

2

CUSIP NO. 449489103

1	NAME OF REPORTING PERSON

Emancipation Capital Master, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		0
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

CO

3

CUSIP NO. 449489103

1	NAME OF REPORTING PERSON

Emancipation Capital SPV IV LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		0
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

OO

4

CUSIP NO. 449489103

1	NAME OF REPORTING PERSON

Emancipation Capital LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		0
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

OO

5

CUSIP NO. 449489103

1	NAME OF REPORTING PERSON

Charles Frumberg
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		0
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

IN

6

CUSIP NO. 449489103

AMENDMENT NO. 8 TO SCHEDULE 13D

Reference is hereby made to the statement on Schedule 13D filed with the Securities and Exchange Commission on July 28, 2015, Amendment No. 1 thereto filed with the Securities and Exchange Commission on March 9, 2016, Amendment No. 2 thereto filed with the Securities and Exchange Commission on September 27, 2016, Amendment No. 3 thereto filed with the Securities and Exchange Commission on November 16, 2016, Amendment No. 4 thereto filed with the Securities and Exchange Commission on March 27, 2017, Amendment No. 5 thereto filed with the Securities and Exchange Commission on March 28, 2017, Amendment No. 6 thereto filed with the Securities and Exchange Commission on January 22, 2018 and Amendment No. 7 thereto filed with the Securities and Exchange Commission on March 15, 2019 (as so amended, the "Schedule 13D") with respect to Common Stock of the Issuer. Terms previously defined in the Schedule 13D are used herein as so defined.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On October 3, 2019, pursuant to the terms of the Investment and Transaction Agreement, dated as of March 13, 2019, as amended by Amendment No. 1 thereto dated as of May 16, 2019, Amendment No. 2 thereto dated as of June 27, 2019 and Amendment No. 3 thereto dated as of October 3, 2019 (the “Investment Agreement”), by and among the Issuer, PowerFleet, Inc., a Delaware corporation and a wholly-owned subsidiary of the Issuer prior to the transactions contemplated by the Investment Agreement (“PowerFleet”), PowerFleet US Acquisition Inc., a Delaware corporation and a wholly-owned subsidiary of PowerFleet (“Merger Sub”), and ABRY Senior Equity V, L.P., ABRY Senior Equity Co-Investment Fund V, L.P. and ABRY Investment Partnership, L.P. (the “Investors”), the Issuer reorganized into a new holding company structure by merging Merger Sub with and into the Issuer (the “Merger”), with the Issuer surviving as a direct, wholly-owned subsidiary of PowerFleet. At the effective time of the Merger, each share of Common Stock of the Issuer outstanding immediately prior to such time (other than any Common Stock owned by the Issuer immediately prior to the effective time of the Merger) was converted automatically into the right to receive one share of common stock of PowerFleet. Accordingly, as a result of the Merger, the Reporting Persons no longer beneficially own any shares of Common Stock of the Issuer.

Item 5.	Interest in Securities of the Issuer.

The following paragraphs of Item 5 are hereby amended and restated to read in their entirety as follows:

(a) – (b) Effective October 3, 2019, as a result of the Merger, each share of Common Stock owned by the Reporting Persons was converted automatically into the right to receive one share of common stock of PowerFleet. Accordingly, the Reporting Persons no longer beneficially own any shares of Common Stock of the Issuer.

(c) Information concerning transactions in the Common Stock effected by the Reporting Persons during the past sixty days is set forth below. All such transactions were effectuated in the open market through a broker.

Trade Date	Purchaser	Number of Shares Purchased	Price Per Share (excluding commissions, if any)
8/30/2019	Emancipation Capital Master, Ltd.	1,344	5.2528

(d) Not applicable.

(e) As of October 3, 2019, the Reporting Persons ceased to be the beneficial owners of more than 5% of the shares of Common Stock of the Issuer.

7

CUSIP NO. 449489103

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete, and correct.

Dated: October 7, 2019

Emancipation Management LLC

By:	/s/ Charles Frumberg
	Name:	Charles Frumberg
	Title:	Managing Member

Emancipation Capital Master, Ltd.

By:	/s/ Charles Frumberg
	Name:	Charles Frumberg
	Title:	Managing Member

Emancipation Capital SPV IV LLC

By:	Emancipation Capital LLC, its managing member

By:	/s/ Charles Frumberg
	Name:	Charles Frumberg
	Title:	Managing Member

Emancipation Capital LLC

By:	/s/ Charles Frumberg
	Name:	Charles Frumberg
	Title:	Managing Member

/s/ Charles Frumberg
Charles Frumberg

8